April 15, 2008
John D. Reynolds, Esq.
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Securities and Exchange Commission
1000 F. Street. N.E.
Washington, D.C. 20549

Re:	Polo Ralph Lauren Corporation (the “Company”) (File No. 001-13057) Form 10-K for the Fiscal Year Ended March 31, 2007 (Filed May 30, 2007)
Dear Mr. Reynolds:
     We are writing in response to an oral comment received from your colleague, Ms. Pamela Howell, on March 12, 2008, and further discussed with her on March 17, 2008 and on March 25, 2008, relating to the Company’s response letter dated February 8, 2008 to the Staff comment letter dated January 14, 2008, with respect to the above-referenced filing. The oral comment concerned the proper treatment under Item 402(b) of Regulation S-K (“Item 402(b)”) of certain specific strategic performance goals related to the bonus adjustment under the Company’s Executive Officer Annual Incentive Plan (“EOAIP”)1 in the Company’s Compensation Disclosure and Analysis (“CD&A”) in its 2007 proxy statement (the “2007 Proxy Statement”).
     As described in further detail below, the Company respectfully submits that disclosure of the specific strategic performance goals related to the bonus adjustment for fiscal 2007 is not required in its future filings because: (a) the bonus adjustment does not in any event apply to Mr. Ralph Lauren, the Company’s Chairman and Chief Executive Officer, and applies only to the other four named executive officers (each, an “Affected NEO”); (b) the Company believes that the appropriate standard of materiality for the bonus adjustment should be based on an NEO’s total compensation and, as indicated in the Company’s response letter dated February 8, 2008, based upon the Company’s current compensation structure, “to the extent that [the Affected NEOs] may have bonuses increased or decreased by 10% based upon achievement of specific strategic financial goals, such amount is not material to their total compensation” or even to the portion of their total equity and cash bonus compensation that is completely variable in nature and that is payable solely in the event that the Company achieves specified applicable financial goals (see below regarding Total Variable Compensation); and (c) even if the bonus adjustment were to be compared instead to the total bonus for each Affected NEO, as Ms. Howell suggests

[1]	For your convenience, the description of the EOAIP mechanics contained in the 2007 Proxy Statement is set forth in Annex A attached hereto.

may be an approach that the Company should consider, the amount of the bonus adjustment is not material with respect to the actual and potential bonus of any of the Affected NEOs. The Company further submits that, based on Release No. 34-54302A for Item 402(b) (the “Adopting Release”), Item 402(b) and the Instructions thereto, and other applicable Staff guidance (including “Staff Observations in the Review of Executive Compensation Disclosure” (dated October 9, 2007, as modified) (the “Staff Observations”)), to the extent that the Company continues to maintain substantially the same compensation programs for its Chairman and Chief Executive Officer and for the four Affected NEOs, the CD&A should continue to describe solely the general nature of the goals related to the bonus adjustment. The Company respectfully submits that such a description provides shareholders with appropriate information concerning the bonus adjustment, while keeping the CD&A focused and comprehensible to shareholders.2
     I. Participants Subject to Bonus Adjustment
     Mr. Lauren, the Company’s Chairman and Chief Executive Officer, is not eligible for the bonus adjustment applicable to the four Affected NEOs. Under the EOAIP, for fiscal 2007 the Company’s Compensation Committee selected one pre-determined and specific financial goal performance measure (Company net income before taxes) (the “Financial Target”) and one pre-determined and specific strategic performance measure (Company selling, general and administrative expenses as a percentage of net revenues) (the “Bonus Adjustment Target”), and did not take any discretionary performance measures into consideration.3 The four Affected NEOs (i.e., the NEOs other than Mr. Lauren) became eligible to receive a bonus under the EOAIP once 80% of the Financial Target was achieved (the “Threshold Financial Target”).4 The bonus payable for fiscal 2007 with respect to each of the four Affected NEOs, only in the event that the Threshold Financial Target was achieved, was subject to increase or decrease by 0%, 5% or 10% of the amount of the bonus otherwise payable with respect to achievement of the Financial Target, based upon performance relative to the Bonus Adjustment Target.5 The bonus adjustment did not apply at all unless the Company achieved the Threshold Financial Target. Therefore, in no event could any Affected NEO be paid any additional amount pursuant to the achievement of the Bonus Adjustment Target unless the Threshold Financial Target was first met.

[2]	For examples of investors who do not believe that increased CD&A detail in certain proxies is helpful, see Phred Dvorak, (New Math) x (SEC Rules) + Proxy + Confusion — Firms Disclose Formulas Behind Executive Pay, Leaving Many Baffled, Wall St. J., Mar. 21, 2008, at A1.

[3]	In its response dated February 8, 2008, the Company indicated that in future filings it will disclose the amount of the Financial Targets (which determine at least 90.9% of the bonus for the four Affected NEOs and 100% of the bonus for Mr. Lauren), and that it will continue to describe solely the basic nature of any specific strategic financial goals (such as the Bonus Adjustment Target described above for fiscal 2007, which was relative to Company selling, general and administrative expenses as a percentage of net revenues).

[4]	Under the EOAIP, Mr. Lauren becomes eligible to receive a bonus once 50% of the Financial Target is achieved. The entire amount of Mr. Lauren’s bonus is determined based solely on the achievement of the Financial Target and is not subject to the bonus adjustment applicable for the four Affected NEOs.

[5]	Under the EOAIP, the bonus payable to each Affected NEO (excluding Mr. Lauren) is subject to increase or decrease by 0%, 5% or 10% based upon achievement of one or more strategic goal performance measures, which are selected by the Compensation Committee from approximately 40 objective performance criteria contained in the EOAIP and may also vary in type and number from period to period. As described above, there was only one such strategic goal performance measure set for fiscal 2007, which was relative to Company selling, general and administrative expenses as a percentage of net revenues.

     II. Bonus Adjustment is Immaterial to Total Compensation and Total Variable Compensation
     Based on a review by the Company and its outside counsel, Latham & Watkins LLP, of published authority and the comment letters provided to the companies referenced in the Staff Observations, we have found no comments or other guidance suggesting that the appropriate standard of materiality relates to individual elements of an NEO’s compensation such as a bonus component, rather than to total compensation.6 The disclosure provided by the Company in the 2007 Proxy Statement regarding the Financial Target, together with the remainder of the CD&A, addresses the material elements of compensation comprising 100% of the total compensation for Mr. Ralph Lauren and between 96.6% and 97.8% of the total compensation for each of the four Affected NEOs. Additional information with respect to the Bonus Adjustment Target beyond the description already provided would not have provided meaningful information to shareholders about the compensation objectives and policies for the four Affected NEOs.
     As described above for fiscal 2007, even where the bonuses earned by the four Affected NEOs based on the achievement of the Financial Target were increased by the 10% maximum due to the full achievement of the Bonus Adjustment Target, the amount of each such bonus adjustment was immaterial to each such Affected NEO’s total compensation (representing merely 2.2%-3.4% of total compensation for such persons), as follows:

			Bonus
			Adjustment
		Bonus Based	Based Upon		Bonus
		Upon	Achievement		Adjustment as
Named		Achievement	of Bonus		a Percentage
Executive		of Financial	Adjustment	Total	of Total
Officer	Base Salary	Target	Target	Compensation	Compensation
Mr. Lauren	$1,000,000	$16,500,000	$0	$25,859,764	0%
Mr. Farah	$900,000	$2,700,000	$270,000	$12,546,359	2.2%
Ms. Nemerov	$900,000	$1,800,000	$180,000	$5,486,213	3.3%
Ms. Travis	$663,462	$675,000	$67,500	$2,133,439	3.2%
Mr. Kosh	$619,231	$625,000	$62,500	$1,813,703	3.4%
     Moreover, even though the Affected NEOs’ bonuses were adjusted by the 10% maximum for fiscal 2007, such an adjustment is not always achieved. By way of comparison, with respect to the NEOs’ bonuses based on the achievement of the Bonus Adjustment Target for fiscal 2006 (where the same performance goals were utilized in the same fashion and resulted in an upward

[6]	Indeed, in FirstMerit Corporation’s November 30, 2007 response to the Staff’s comments on its 2007 proxy statement, the company indicated that “[o]ther than with respect to [Net income after cost of capital of the Company’s banking operations], the Company did not consider the individual goals [for its 2006 incentive compensation plan] to be material to an understanding of the NEOs’ compensation. This determination was based on the fact that the other individual goals represented a relatively limited portion of the NEOs’ compensation... as well as the overall significance of many of these goals.” (emphasis supplied)

bonus adjustment of only 5%), the bonus adjustment represented only 0%, 1.1%, 1.9%, 1.6% and 1.8%, respectively, of each NEO’s total compensation for fiscal 2006.7
     If, as Ms. Howell suggests, it may be helpful to consider other measures with respect to the materiality of the bonus adjustment, we believe that it would be advisable to consider the bonus adjustment in relation to the aspects of each Affected NEO’s total compensation that are completely variable in nature and that are payable solely in the event that the Company achieves specified applicable financial goals (“Total Variable Compensation”). In fiscal 2007, Total Variable Compensation for each of the four Affected NEOs included a bonus under the EOAIP, which is payable only upon the achievement by the Company of the Threshold Financial Target, an upward or downward adjustment to such bonus in the event of the achievement of the Financial Target and the Bonus Adjustment Target, which could not in any event exceed 10% of such bonus, and additional variable compensation in the form of long-term equity grants of cliff and pro-rata restricted performance share units, which will vest only in the event that the Company achieves applicable financial targets. Even where the EOAIP bonuses earned by the four Affected NEOs based on the achievement by the Company of the Financial Target were increased by the 10% maximum due to the achievement of the Bonus Adjustment Target, the amount of each such bonus adjustment was also immaterial to each such Affected NEO’s Total Variable Compensation, representing merely 3.0%-5.9% of the Total Variable Compensation for such persons, as follows:

			Bonus	Total Variable
			Adjustment	Compensation	Bonus
		Bonus Based	Based Upon	Based Upon	Adjustment as
		Upon	Achievement	Achievement of	a Percentage
Named		Achievement of	of Bonus	the Applicable	of Total
Executive		Financial	Adjustment	Financial	Variable
Officer	Base Salary	Target	Target	Target*	Compensation
Mr. Lauren	$1,000,000	$16,500,000	$0	$34,110,876	0%
Mr. Farah	$900,000	$2,700,000	$270,000	$8,974,878	3.0%
Ms. Nemerov	$900,000	$1,800,000	$180,000	$3,032,612	5.9%
Ms. Travis	$663,462	$675,000	$67,500	$1,251,239	5.4%
Mr. Kosh	$619,231	$625,000	$62,500	$1,055,398	5.9%
*Amounts shown in this column are adjusted from those reported in the Summary Compensation Table in the 2007 Proxy Statement to exclude non-performance based stock awards and stock option grants.
     By way of comparison, with respect to the NEOs’ bonuses based on the achievement of the Bonus Adjustment Target for fiscal 2006 (where the same performance goals were utilized in the same manner and resulted in an upward bonus adjustment of only 5%, as described above),

[7]	All references herein to percentages of the NEOs’ fiscal 2006 compensation are based upon compensation figures set forth in the Company’s 2006 proxy statement which was prepared in accordance with Item 402 of Regulation S-K as then in effect.

the bonus adjustment represented only 0%, 1.2%, 3.0%, 3.4% and 3.4%, respectively, of each NEO’s Total Variable Compensation for fiscal 2006.
     III. Bonus Adjustment is Immaterial to Both Actual and Potential Bonus
     In our discussions with Ms. Howell, she suggested the possibility that there could be a basis for considering the bonus adjustment solely in relation to each Affected NEO’s total bonus amount, rather than to an Affected NEO’s total compensation. As noted above, based on our review of published authority and publicly available comment letters, we believe that the appropriate frame of reference for the bonus adjustment should be the total compensation provided to an Affected NEO. We respectfully submit that, even if the bonus adjustment were to be considered solely with respect to the overall bonus provided to an Affected NEO, the bonus adjustment would still not be material in this context. For fiscal 2007, the bonus adjustment for each of the four Affected NEOs (i.e., 10% of the bonus otherwise payable upon achievement of the Financial Target) represented only 9.09% of the total bonus paid to each such Affected NEO (and 0% of the total bonus paid in fiscal 2007 to Mr. Lauren, who, as noted above, is not eligible for the bonus adjustment), as follows:8

			Bonus
			Adjustment		Bonus
		Bonus Based	Based Upon		Adjustment
		Upon	Achievement		as a
Named		Achievement of	of Bonus	Total	Percentage
Executive		Financial	Adjustment	Bonus with	of
Officer	Base Salary	Target	Target	Adjustment	Total Bonus
Mr. Lauren	$1,000,000	$16,500,000	$0	$16,500,000	0%
Mr. Farah	$900,000	$2,700,000	$270,000	$2,970,000	9.09%
Ms. Nemerov	$900,000	$1,800,000	$180,000	$1,980,000	9.09%
Ms. Travis	$663,462	$675,000	$67,500	$742,500	9.09%
Mr. Kosh	$619,231	$625,000	$62,500	$687,500	9.09%
     By way of comparison, in fiscal 2006, where the same two financial and strategic performance goals were utilized in the same manner, bonuses were increased by only 5% based on achievement of the applicable bonus adjustment target, with each such bonus adjustment representing only 4.76% of the total bonus amount paid to each such Affected NEO for fiscal 2006 (and 0% of the total bonus paid in fiscal 2006 to Mr. Lauren, who, as noted above, is not eligible for the bonus adjustment).
     The determination of whether the use of a particular performance target or other item is material to a company’s compensation policies is one for the Company acting through its Compensation Committee to make.9 The Adopting Release, Item 402(b) and the Instructions

[8]	This information is set forth in the Summary Compensation Table in the 2007 Proxy Statement.

[9]	This point was emphasized by John W. White, Director of the Division of Corporation Finance, in “Where’s the Analysis?”, a speech at the 2nd Annual Proxy Disclosure Conference on October 9, 2007: “[The Staff] often found it difficult to understand how companies used targets or considered qualitative individual performance to set compensation and make decisions. Our comments were not intended to suggest that every CD&A must necessarily address disclosure regarding targets for the year in question, or any other year. In the first instance, a company needs to determine whether use of corporate performance items is material, and for which years, and to address disclosure and confidentiality accordingly.” (emphasis supplied)

thereto10 support the determination of the Compensation Committee that the Financial Target was the only material measure with respect to the EOAIP bonus determination for the Affected NEOs for fiscal 2007. This was the case because no bonus at all was payable unless the Financial Target was first achieved and, moreover, even in the event that such target was achieved, any additional bonus payment to any Affected NEO was contingent on the achievement of the Bonus Adjustment Target and would not, even when paid out at the maximum level, constitute a material portion of the total compensation or total bonus amount payable to such Affected NEO.
*  *  *  *  *
     Please note that our response is based upon the facts with respect to compensation, bonus and targets existing for fiscal 2007, and we do not mean to imply that an adjustment of 10% of the bonus otherwise payable, or a target relating to such adjustment, could never be material under any circumstance.11 The Company will review the materiality of each element of its bonus compensation each year, since the materiality of any one strategic goal performance measure, and of any one financial goal performance measure, to an NEO’s total compensation, and to a shareholder’s understanding of such compensation and the Company’s compensation policies and decisions, would depend upon factors which could differ from year to year. These factors

[10]	Consistent with the above, in the Staff Observations, the Division of Corporation Finance, stated: “Item 402(b)(2) provides fifteen examples of items that may be material elements of a company’s compensation policies and decisions. Among the elements of a company’s compensation policies and decisions that may be material and warrant disclosure is the company’s use of corporate and individual performance targets. ... In adopting the revised rules, the Commission carefully considered public company disclosure practices and the differing views of a wide variety of comments that it received. Rather than presenting a specific requirement to disclose corporate and individual performance targets, the Commission adopted a principles-based disclosure model in which a company determines whether performance targets are a material element of its compensation policies and decisions. If a company determines they are material, Item 402 provides the disclosure framework for the company to follow.” (emphasis supplied)
The Adopting Release describes CD&A as an “overview [which] will explain material elements of the particular company’s compensation for named executive officers,” the purpose of which is “to provide material information about the compensation objectives and policies” for such officers. This concept is set forth in the rule itself: Item 402(b) requires CD&A to “explain all material elements of the registrant’s compensation of the named executive officers,” Instruction 1 states that the purpose of CD&A is “to provide to investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers,” and Instruction 3 indicates that CD&A “should focus on the material principles underlying the registrant’s executive compensation policies and decisions and the most important factors relevant to analysis of those policies and decisions.”

[11]	To the extent that the parenthetical in the second paragraph of Company’s response in the response letter dated February 8, 2008 could be interpreted to imply that the Company would never disclose the Bonus Adjustment Target, the Company hereby clarifies that the Compensation Committee intends to review the Bonus Adjustment Target for materiality each year and will disclose the amount of specific Bonus Adjustment Targets in future years if it determines that they are material. For your reference, the parenthetical in the second paragraph of Company’s response in the response letter dated February 8, 2008 reads as follows: “(to the extent that certain named executive officers may have bonuses increased or decreased by 10% based upon achievement of specific strategic financial goals, such amount is not material to their total compensation, and in future filings the Company will continue to describe the basic nature of such goals).”

could include the relationship of bonus to salary and other compensation, the number and weighting of specific financial goal performance measures, strategic goal performance measures and/or other performance measures considered by the Company’s Compensation Committee in any year, and the extent, if any, to which the bonus adjustment based on the achievement of the strategic performance measure associated with the Bonus Adjustment Target is determined without regard for the Company’s achievement of the Financial Target. To the extent that the Compensation Committee concludes in future years that an adjustment of an NEO’s bonus under the EOAIP with respect to any strategic financial goal is material to such NEO’s compensation for that year, the specifics of such goal will be disclosed by the Company.
     For the reasons set forth above, the Company respectfully submits that, based upon the Company’s current compensation structure, disclosure of the specific strategic performance goals related to the Company’s bonus adjustment under the EOAIP should not be required because such disclosure is not material to an understanding of the Company’s compensation program or an NEO’s total compensation (or even an NEO’s total variable compensation or overall bonus compensation if one were to consider the possibility that it is appropriate or necessary to consider these factors in addition to an NEO’s total compensation) and would not provide meaningful information to shareholders about the Company’s bonus or compensation policies.
     If the Staff wishes to discuss this response, please call the Company’s counsel, John H. Huber at (202) 906-2242, or Erica H. Steinberger at (212) 906-1306, of Latham & Watkins LLP or the undersigned at (212) 705-8325.
Sincerely,
/s/ Jonathan D. Drucker
Jonathan D. Drucker
Senior Vice President and General Counsel

cc:	Joel L. Fleishman (Chair of the Compensation Committee) Frank A. Bennack, Jr. Steven P. Murphy Terry S. Semel

ANNEX A
Executive Officer Annual Incentive Plan12
     Annual Cash Incentive Bonuses. The Company has two cash incentive bonus plans, the Executive Incentive Plan (“EIP”) and the Executive Officer Annual Incentive Plan (“EOAIP”). Each plan is designed to promote executive decision making and achievement that supports the realization of key overall Company financial goals. For fiscal 2007, the participants in the Company’s EOAIP consisted of each of the Company’s five named executive officers.
     [Description of Executive Incentive Plan omitted.]
     Executive Officer Annual Incentive Plan. The Company maintains a separate plan, similar to the EIP, for a select group of its corporate officers. Under the EOAIP, the Compensation Committee determines the EOAIP participants from among the Company’s executive officers. The Compensation Committee has the discretion to reduce or eliminate, but not increase, the bonus amounts payable under the plan. The EOAIP is proposed to be amended, subject to stockholder approval. See “Proposal 2 — Proposal to Amend the Polo Ralph Lauren Corporation Executive Officer Annual Incentive Plan.” For fiscal 2007, the participants in the Company’s EOAIP consisted of each of the Company’s five named executive officers.
     While the EOAIP is similar to the EIP, the Company believes that maintaining a separate EOAIP for the Company’s corporate officers provides the Compensation Committee with the flexibility to maintain an incentive plan for these officers that is closely aligned with the officers’ significant roles and broad responsibilities within the Company and reflects their contributions to the overall success of the Company. In fiscal 2007, the key differences between the EIP and the EOAIP are:
•	participants in the EOAIP may have individual payout schedules based upon such participant’s existing employment agreement;
•	participants in the EOAIP are eligible for a bonus opportunity based 100% on the Company’s total performance without consideration of performance within a specific division; and
•	strategic financial goals are tailored for EOAIP participants based on overall company goals.
     The EOAIP incorporates the same current levels of achievement as provided in the EIP, which consist of Threshold, Target and Maximum levels. However, the employment agreement for Mr. Lauren provides for achievement levels of Minimum, Threshold, Target and Maximum. See “Executive Employment Agreements — Ralph Lauren’s Employment Agreement”. Performance measures under the EOAIP may vary from period to period and from corporate officer to corporate officer. If so determined by the Compensation Committee at the beginning of the fiscal year, performance relative to goals may also be adjusted, to the extent permitted under Section 162(m) of the Code, to omit, among other things, the effects of extraordinary items, gain or loss on the disposal of a business segment, unusual or infrequently occurring events and transactions and cumulative effects of changes in accounting principles.
     Fiscal 2007 Cash Incentive Bonuses. Each year, the Company engages in an extensive and deliberate process to establish its budget, performance measures and performance targets which are then presented to the Compensation Committee. The Compensation Committee and the Company then determine the annual cash incentive bonuses for each named executive officer based strictly on the Company’s achievement against pre-determined financial goals, established budget figures, performance measures and performance targets, without any discretionary performance factors taken into consideration. All bonuses under the EOAIP are capped. The specific application of these caps is subject to the respective employment agreements of each of the named executive officers. Mr. Farah, Ms. Nemerov, Ms. Travis and Mr. Kosh have their bonuses adjusted by plus or minus 10% based upon achievement against strategic financial goals established by the Compensation Committee. For the past

[12]	Excerpted from pages 19-21 of the 2007 Proxy Statement.

A-1

seven years, the Company has successfully used this process to motivate and stretch the performance of the Company’s senior management team.
     For fiscal 2007, under the EOAIP, the financial goal performance measure selected was net income before taxes and the strategic goal performance measure selected was Company selling, general and administrative expenses as a percentage of net revenues. The Company believes that net income before taxes is a comprehensive indicator of the Company’s annual performance and that reducing selling, general and administrative expenses as a percentage of net revenues is an important part of the Company’s ongoing strategic objectives. Since disclosure of specific targets under the EOAIP could benefit competitors of the Company by providing information that the Company would not otherwise disclose, the Company is not disclosing these specific targets. The Company’s future performance is inherently uncertain and can be significantly affected by factors such as levels of consumer spending, interest rates, employment levels, currency fluctuations and other variables that are difficult to predict at the time that it is establishing its budget figures, performance measures and performance targets. At the time the targets were set, the Company believed that the specific targets for fiscal 2007 incorporated an appropriate level of difficulty and required significant ongoing performance improvements on the part of the Company in order to be achieved. The targets for fiscal 2008 have been established with the same goal on a similar basis.
     While the bonus payment for Mr. Lauren pursuant to his employment agreement is based solely on the performance measure of net income before taxes and is not adjusted for the strategic goal of Company selling, general and administrative expenses as a percentage of net revenues, the bonus payments for the other four named executive officers are subject to the strategic goal. In addition, performance relative to Company selling, general and administrative expenses as a percentage of net revenues could increase or decrease the bonuses otherwise payable to such four other named executive officers based on net income before taxes by up to 10%. In calculating the bonuses, results for fiscal 2007 were adjusted in accordance with the rules established by the Compensation Committee at the start of the fiscal year.
     Mr. Lauren’s employment agreement provides for an annual bonus in fiscal 2007 with a target of $11,000,000 and a maximum of 150% of target, or $16,500,000. In fiscal 2007, Mr. Lauren was eligible for a bonus once the Company reached 50% of the net income before taxes target established by the Compensation Committee. The other four named executive officers of the Company were eligible for a bonus in fiscal year 2007 when the Company reached 80% of the net income before taxes target established by the Compensation Committee. Based on the Company’s achievement of performance goals relative to the net income before taxes target established by the Compensation Committee, for fiscal 2007 Mr. Lauren received an incentive bonus of $16,500,000, representing his maximum bonus opportunity.
     In fiscal 2007, similar to past practice and in compliance with their respective employment agreements, Mr. Farah had a target bonus of 200% of his base salary, Ms. Nemerov had a target bonus of 100% of her base salary and each of Ms. Travis and Mr. Kosh had a target bonus of 50% of their respective base salaries. Based on the Company’s achievement of performance goals relative to the net income before taxes target established by the Compensation Committee and the Company’s achievement of its strategic goal relative to the selling, general and administrative expenses of the Company as a percentage of net revenues established by the Compensation Committee, for fiscal 2007 Mr. Farah received an incentive bonus of $2,970,000; Ms. Nemerov received an incentive bonus of $1,980,000; Ms. Travis received an incentive bonus of $742,500; and Mr. Kosh received an incentive bonus of $687,500, representing their respective maximum bonus opportunities.

A-2